Pioneer High Yield Fund  NSAR
Semi-Annual  4/30/00

77M. Mergers

(a) Third Avenue High Yield Fund, a series of shares of Third Avenue Trust

(b) In accordance with the terms of an Agreement and Plan of Reorganization between the registrant and Third Avenue Trust on behalf of its series of shares Third Avenue High Yield Fund, on February 25, 2000, Third Avenue High Yield Fund transferred all of its assets to the registrant in exchange for Class A shares of the registrant. Those shares were distributed proportionately to shareholders of Third Avenue High Yield Fund. The registrant also assumed Third Avenue High Yield Fund's liabilities. The Agreement and Plan of Reorganization was approved by shareholders of Third Avenue High Yield Fund at a special meeting of shareholders held on February 23, 2000.